UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

2023 First Half Preliminary Operating Results

On July 25, 2023, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2023. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2023	1Q 2023	% Change Increase (Decrease) (Q to Q)	2Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	15,900,405	24,761,770	(35.79)	24,484,711	(35.06)
	Cumulative	40,662,175	24,761,770	—	43,730,829	(7.02)
Net operating profit	Specified Quarter	2,053,044	2,125,025	(3.39)	1,493,758	37.44
	Cumulative	4,178,069	2,125,025	—	3,404,167	22.73
Profit before income tax	Specified Quarter	1,960,691	2,028,864	(3.36)	1,686,410	16.26
	Cumulative	3,989,555	2,028,864	—	3,606,095	10.63
Profit for the period	Specified Quarter	1,504,788	1,499,214	0.37	1,245,482	20.82
	Cumulative	3,004,002	1,499,214	—	2,717,016	10.56
Profit attributable to shareholders of the parent company	Specified Quarter	1,499,074	1,497,631	0.10	1,209,951	23.90
	Cumulative	2,996,705	1,497,631	—	2,670,523	12.21

Notes:	1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.
	2)	KB Financial Group’s preliminary operating results for the first half of 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for the first half of 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2023	1Q 2023	% Change Increase (Decrease) (Q to Q)	2Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	8,817,685	14,919,122	(40.90)	14,947,647	(41.01)
	Cumulative	23,736,807	14,919,122	—	24,877,552	(4.59)
Net operating profit	Specified Quarter	1,222,012	1,268,140	(3.64)	995,912	22.70
	Cumulative	2,490,152	1,268,140	—	2,207,608	12.80
Profit before income tax	Specified Quarter	1,188,087	1,235,164	(3.81)	1,015,435	17.00
	Cumulative	2,423,251	1,235,164	—	2,230,876	8.62
Profit for the period	Specified Quarter	919,941	921,924	(0.22)	749,928	22.67
	Cumulative	1,841,865	921,924	—	1,724,454	6.81
Profit attributable to shareholders of the parent company	Specified Quarter	926,992	931,516	(0.49)	749,165	23.74
	Cumulative	1,858,508	931,516	—	1,726,440	7.65

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		2Q 2023	1Q 2023	% Change Increase (Decrease) (Q to Q)	2Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,805,906	4,324,249	(58.24)	4,462,334	(59.53)
	Cumulative	6,130,155	4,324,249	—	8,991,551	(31.82)
Net operating profit (loss)	Specified Quarter	194,063	264,199	(26.55)	85,388	127.27
	Cumulative	458,262	264,199	—	236,501	93.77
Profit (Loss) before income tax	Specified Quarter	142,727	188,813	(24.41)	89,785	58.97
	Cumulative	331,540	188,813	—	251,752	31.69
Profit (Loss) for the period	Specified Quarter	110,304	141,950	(22.29)	70,191	57.15
	Cumulative	252,254	141,950	—	186,102	35.55
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	110,345	141,894	(22.23)	70,006	57.62
	Cumulative	252,239	141,894	—	185,720	35.82

Notes:	1)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2023 first half earnings conference, which are based on KB Financial Group’s consolidated financial statements.
	2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 25, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer